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Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•	our Report of Independent Registered Public Accounting Firm dated February 17, 2016 addressed to the shareholders of IAMGOLD Corporation (the “Company”), on the consolidated financial statements of the Company comprising the consolidated balance sheets of the Company as of December 31, 2015 and December 31, 2014, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated February 17, 2016 on the Company’s internal control over financial reporting as of December 31, 2015 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2015.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-142127) on Form S-8 of IAMGOLD Corporation.

Chartered Professional Accountants, Licensed Public Accountants

February 17, 2016

Toronto, Canada